DLA Piper LLP (US) 1251 Avenue of the Americaas New York, NY 10020-1104 www.dlapiper.com Christopher C. Paci christopher.paci@us.dlapiper.com T 212 335 4970 F 212 884 8470

November 30, 2021

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: David M. Plattner

Special Counsel, Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Empresa Distribuidora y Comercializadora Norte S.A.

Schedule TO-T/13E-3 filed by Empresa de Energía del Cono Sur S.A. and

South American Energy LLP

Filed November 12, 2021

File No. 005-83696

Dear Mr. Plattner:

On behalf of Empresa de Energía del Cono Sur S.A. (“Edelcos”) and South American Energy LLP (“SAE” and, together with Edelcos, the “Bidders”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 22, 2021 with respect to the Bidders’ combined Tender Offer Statement on Schedule TO-T and Transaction Statement on Schedule 13E-3 initially filed on November 12, 2021 (the “Schedule TO”). This letter is being submitted together with Amendment No. 2 to the Schedule TO (“Amendment No. 2”) containing a conformed copy of the Offer to Purchase (as defined below) as Exhibit (a)(1)(i), which has been revised to address various of the Staff’s comments. The italicized and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Bidders’ responses.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the offer to purchase dated November 12, 2021 (the “Offer to Purchase”), as amended by Amendment No. 2. Page numbers used herein refer to the page numbers of Exhibit (a)(1)(i) to Amendment No. 2.

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Schedule TO

1.               The cover page of the Schedule TO identifies one of the bidders, Empresa de Energía del Cono Sur S.A., as “EDENOR.” However, it appears that such entity is otherwise referred to as “Edelcos” and that the target is generally referred to as “Edenor.” Please clarify or advise, and please ensure consistency in the use of such terminology throughout the Schedule TO and all exhibits.

Response: In response to the Staff’s comment, the Bidders have clarified on the cover page of Amendment No. 2 that “Edenor” refers to “Empresa Distribuidora y Comercializadora Norte S.A.”

2.               In light of Pampa’s obligation to purchase shares tendered in the Offers, please provide us with your legal analysis as to why Pampa should not be considered a bidder in the U.S. Offer under Regulation 14D.

Response: The Bidders have reviewed the definition of “bidder” in Rule 14d-1(g)(2) and the interpretation provided in Section II.D.2 of the November 13, 2000 Current Issues and Rulemaking Projects Outline (the “Outline”) and do not believe that Pampa is a “bidder” for purposes of Regulation 14D and the Outline. Rule 14d-1(g)(2) defines a “bidder” as “any person who makes a tender offer or on whose behalf the tender offer is made.”

Pampa is not making the Offers and the Offers are not being made on its behalf. The Bidders also considered the guidance in the Outline, and note the following:

•	Pampa did not play a meaningful role in initiating, structuring or negotiating the Offers.

Edelcos is an energy company based in Argentina, and an almost wholly-owned subsidiary of SAE. As disclosed under “Special Factors – Background of the Offers” on page 22 of the Offer to Purchase, on December 28, 2020, and prior to any public announcement of the Offers, Pampa entered into a binding stock purchase agreement (the “Purchase Agreement”) with Edelcos for the sale of Pampa’s total Class A shares of Edenor, representing 51% of the capital stock and voting rights of Edenor, which resulted in a change in control of Edenor. The Argentine Offer is required under Argentina law as a mandatory offer in Argentina in connection with the change in control of Edenor. As a result of the Argentine Offer, the U.S. Offer is required pursuant to Regulation 14D of the Exchange Act.

As part of the Purchase Agreement, Pampa committed to acquire the lesser of (x) 90% of the Edenor securities that are tendered in the Offers and (y) the number of Edenor securities representing 35% of the capital stock and votes of Edenor (the “Pampa Commitment”), subject to the satisfaction of certain conditions (the “Conditions Precedent”), including, among others, (i) the absence of an event of default with respect to certain affirmative and negative covenants undertaken by Edelcos in connection with the financing of a portion of the price for the acquisition of a controlling interest in Edenor and (ii) the absence of an event of default under the Class 9 notes of Edenor.

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The Offers were initiated and structured by senior management of the Bidders, working with their advisors. The terms of the Offers, including, most notably, the Offer Price, were determined exclusively by Edelcos in accordance with the Argentine Capital Markets Law and the regulations of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, or the “CNV”) applicable to change in control transactions. Edelcos submitted several drafts of the Spanish-language offer document for the Argentine Offer to the CNV, reflected the several comments received from the CNV and, finally, obtained the requisite approval by the CNV of the main terms of the Argentine Offer on November 4, 2021. As an unaffiliated independent company, Pampa is not required under Argentine law to participate in the Argentine Offer as co-bidder or otherwise.

•	Pampa is not acting together with Edelcos and SAE.

Pampa and the Bidders entered into the Purchase Agreement with diverse interests, as a result of prolonged arm’s length negotiations. Edelcos is making the Argentine Offer because it is required to do so under Argentine law and regulations in connection with its recent acquisition of control of the voting power of Edenor and not as a result of any desire to increase its participation in Edenor. However, Edelcos is prepared to acquire additional Class B Shares in the Offers to satisfy its obligations under Argentine law. In the context of the negotiations of the Purchase Agreement, Edelcos and Pampa agreed that Pampa would provide the Pampa Commitment. The Pampa Commitment, however, is not the only source of funding for the Offers, and remains subject to the satisfaction of certain important conditions, as described in the Offer to Purchase.

•	Pampa does not control the terms of the Offer, the Bidders do.

The Bidders have sole control over all decisions and determinations with respect to the Offers. Although the Purchase Agreement contemplated the Offers, it did so to provide for the Pampa Commitment. However, the Pampa Commitment gives Pampa no control over the terms of the Offers, including but not limited to, whether to increase or decrease the Offer Price. To the extent that Pampa is required to purchase any Class B Shares from Edelcos as a result of the Pampa Commitment, such Class B Shares will be purchased at the same price per Class B Share as the Offer Price.

None of the terms of the Offers was dictated by Pampa. Pursuant to the Purchase Agreement, Edelcos controls the strategy and all communications for initiating, structuring and seeking clearance of the Offers in Argentina and the United States, although Pampa has limited rights to be consulted on any substantial term of any filing, agreement, meeting or discussion and, to the extent permitted by law, be invited to participate in any such meeting or discussion. However, those rights were intended simply to assure that the Argentine mandatory tender offer rules and the U.S. securities laws are respected, but do not afford it control over Edelcos or the terms of the tender offer.

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•	Pampa is not controlled by or under common control with Edelcos or SAE.

Pampa is an unaffiliated independent third-party, not controlled by, controlling or under common control with any of the Bidders, directly or indirectly. In addition, Edenor is not currently an “affiliate” of Pampa as Pampa holds only approximately 4.2% of the outstanding voting securities of a company with a majority stockholder (Edelcos) and has no special governance rights.

•	Neither Edelcos nor SAE were formed or caused to be formed by Pampa. Pampa does not have interests (equity or otherwise) in any of the Bidders.

Pampa did not form any of the Bidders nor did it cause any of them to be formed.

•	Pampa will not acquire any Class B Shares of Edenor in the Offers.

Assuming the PampaCommitment is invoked by the Bidders, Pampa would not acquire any Class B Shares of Edenor directly from the holders who tender into the Offers. While Pampa may acquire the beneficial ownership of Class B Shares purchased by the Bidders in the Offers up to the Pampa Commitment, assuming the satisfaction or waiver of the Conditions Precedent, it would only do so from the Bidders following their acceptance for purchase of such Class B Shares in the Offers (with title to those shares passing from holders to Edelcos and, in turn, to Pampa).

•	The Pampa Commitment is not the only alternative source of funds available.

As disclosed under “Special Factors – Background of the Offers” on page 23 of the Offer to Purchase, the Bidders have access to the necessary economic resources to pay the Offer Price, including by giving effect to shareholders’ contributions, loans from local and foreign financial institutions and/or the Pampa Commitment. In addition, pursuant to Article 34, Chapter II, Title III of the CNV regulations, Edelcos has procured insurance policies from Afianzadora Latinoamericana Cia. de Seguros S.A., Premiar Compañía Argentina de Seguros S.A., Galeno Caución S.A., Fianzas y Crédito S.A. Compañía de Seguros and Tutelar Seguros S.A. that guarantee the payment to the Argentine Receiving Agent (as defined in the Offer to Purchase) for the benefit of the tendering holders of the Bidder’s obligations in respect of any Class B Shares that are tendered in the Offers.

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The addition of Pampa as a co-bidder would not provide any material information to holders of Edenor’s Class B Shares that is not already publicly disclosed, or required to be disclosed, by Edenor or Pampa in their respective filings with the SEC, or by the Bidders in the Offer to Purchase. In addition, the material terms of the Pampa Commitment, including the Conditions Precedent to which it is subject, and the availability of other sources of funds for the Bidders to settle the Offers have been disclosed in the Offer to Purchase.

Offer to Purchase

General

3.               Please provide prominent disclosure of the fact that the current market price of the shares subject to the U.S. Offer greatly exceeds the Offer Price.

Response: We have revised the disclosure accordingly on pages (ii) and 1 of the Offer to Purchase in response to the Staff’s comments.

4.               Please correct the page numbering throughout the document and in the table of contents.

Response: As discussed with the Staff over telephone, we have corrected the page numbers and provided a conformed copy of the Offer to Purchase giving effect to Amendment No. 2.

Forward Looking Statements, page 4

5.               We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward- looking statements contained in those federal securities laws do not apply to statements made in connection with a going-private transaction or a tender offer. See Sections 21E(b)(1)(E) and 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please delete the reference or clarify that it is not applicable to the tender offer. Please do this in the U.S. Offer to Purchase and in any other documents related to the U.S. Offer.

Response: We have deleted the reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in response to the Staff’s comment. Please see page (iv) of the Offer to Purchase.

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Special Factors, page 1

6.               Please ensure that all capitalized terms are defined. For example, please define the term “Announcement Date.”

Response: We have defined the term “Announcement Date” in response to the Staff’s comment. Please see page 24 of the Offer to Purchase.

7.               Please correct the reference to “…approximately three percent (127%) more than the aggregate offering price of twenty (20) Class B Shares.”

Response: We have corrected the relevant reference in response to the Staff’s comments. Please see page 24 of the Offer to Purchase.

8.               We note that BA Advisors considered historical market prices in putting together the BA Advisors Valuation Report. In light of the extreme rise in the market price of the Class B Shares following issuance of the report, please disclose what consideration the Board of Directors gave to having BA Advisors produce an updated valuation report, and, assuming no such updated report was produced, please disclose that fact.

Response: In response to the Staff’s comment, we have included additional language in the Offer to Purchase disclosing that the Company did not consider updating the BA Advisors Valuation Report because such an update is not required under Argentine law. Please see page (iii) of the Offer to Purchase.

Procedures for Participating in the U.S. Offer, page 4

9.               We note the following disclosure on page 11 (and variations of it elsewhere): “All questions as to the form of documents and the validity, form, eligibility, including time of receipt, and acceptance for purchase of any tender of Class B Shares will be determined by us in our sole discretion, which determination shall be final and binding on all parties.” Please revise this disclosure (as well as parallel disclosure elsewhere) to clarify that shareholders may challenge such determinations in a court of competent jurisdiction.

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Response: We have revised the disclosure accordingly on pages 57, 59 and 60 of the Offer to Purchase in response to the Staff’s comment.

Certain Legal and Regulatory Matters, page 26

10.            We note the statement on page 26 that the bidders “may be deemed” affiliates of Edenor. Please revise such statement to remove the uncertainty.

Response: We have revised the statement accordingly on page 81 of the Offer to Purchase in response to the Staff’s comment.

Fees and Expenses, Page 28

11.            The U.S. dollar total in the table does not represent the sum of the line items. Please correct.

Response: We have revised the disclosure accordingly on page 83 of the Offer to Purchase in response to the Staff’s comments.

* * * *

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We and the Bidders appreciate the Staff’s attention to the review of the Schedule TO. Please do not hesitate to contact me at (212) 335 4970 or J.A. Glaccum at (713) 425 8411 if you have any questions regarding this letter or Amendment No. 2.

Very truly yours,

DLA Piper LLP (US)

/s/ Christopher C. Paci

Christopher C. Paci

Partner

DLA Piper (US) LLP

cc: J.A. Glaccum (DLA Piper LLP (US))

Nicolas Teijeiro (DLA Piper (Argentina))

Nicolas Mallo Huergo (Edelcos and SAE)